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                          COPLEY PHARMACEUTICAL, INC.
                                  25 JOHN ROAD
                                CANTON, MA 02021

                                                                 August 16, 1999

To Our Stockholders:

     I am pleased to inform you that Copley Pharmaceutical, Inc. (the "Company"), Teva Pharmaceuticals USA, Inc. ("Parent") and Caribou Merger Corporation, a wholly owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger dated as of August 9, 1999 (the "Merger Agreement") pursuant to which Merger Sub has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock (the "Shares") for $11.00 per share. Under the Merger Agreement, the Offer will be followed by a merger of Merger Sub with and into the Company (the "Merger") in which any remaining Shares (other than Shares held in the treasury of the Company, Shares owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent or the Company, and Shares as to which appraisal rights have been properly exercised) will be converted into the right to receive $11.00 per Share in cash, without interest. The Offer is conditioned upon, among other things, the tender of a majority of the number of Shares outstanding on a fully diluted basis (excluding options with an exercise price of $11.00 or more).

     YOUR BOARD OF DIRECTORS, INCLUDING THE MEMBERS OF THE SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission, including, among other things, the opinion of CIBC World Markets Corp., the financial advisor retained by the Board of Directors, to the effect that, as of August 9, 1999, the $11.00 in cash to be received by the holders of Shares (other than Hoechst Corporation or any of its affiliates) in the Offer and Merger is fair to such holders from a financial point of view.

     Pursuant to a Stockholder Agreement dated as of August 9, 1999 by and among Parent, Merger Sub and Hoechst Corporation, the holder of approximately 51% of the Company's outstanding Shares ("Hoechst"), Hoechst has agreed to tender (and not withdraw) the Shares it owns in the Offer.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated August 16, 1999, of Merger Sub, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

                                          Sincerely,

                                          /s/ Daniel L. Korpolinski

                                          Daniel L. Korpolinski
                                          President and Chief Executive Officer